

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE





06029758

March 20, 2006

Gregg M. Larson
Associate General Counsel and Secretary
3M Company
P.O. Box 33428
St. Paul, MN 55133-3428

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/20/2006

Re: 3M Company
Incoming letter dated February 27, 2006

Dear Mr. Hamilton:

This is in response to your letters dated February 27, 2006 and March 1, 2006 concerning the shareholder proposal submitted to 3M by Nick Rossi. We also have received letters on the proponent's behalf dated February 28, 2006, March 1, 2006, and March 7, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Gregg M. Larson
Associate General Counsel and
Secretary

3M Legal Affairs
Office of General Counsel

P.O. Box 33428
St. Paul, MN 55133 3428 USA
Telephone: 651.733.2204
Facsimile: 651.737.2553
Email: gmlarson@mmm.com



February 27, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, DC 20549
BY EMAIL: cfletters@sec.gov

Re: *3M Company*
Securities Exchange Act of 1934 – Rule 14a-8
Stockholder Proposal of Nick Rossi

Ladies and Gentlemen:

This letter notifies the staff of the Division of Corporation Finance (the "Staff") that 3M Company ("3M") intends to omit from its proxy statement and form of proxy for 3M's 2006 Annual Meeting of Stockholders (collectively, the "2006 Proxy Materials") a stockholder proposal (the "Proposal") and statement in support thereof submitted by Nick Rossi (the "Proponent"). The cover letter accompanying the Proposal states that Mr. John Chevedden is representing Mr. Rossi with respect to shareholder matters, including the Proposal, and is Mr. Rossi's proxy for all purposes in connection with the Proposal. A copy of the Proposal and accompanying cover letter are attached hereto as Exhibits A.

In accordance with Rule 14a-8(j) of the Exchange Act, enclosed are six copies of this letter and its attachments. By copy of this letter, 3M notifies the Proponent of its intention to omit the Proposal from its 2006 Proxy Materials. 3M agrees to promptly forward to the Proponent any Staff response to 3M's no-action request that the Staff transmits by facsimile to 3M.

3M respectfully requests that the Staff concur in our view that the Proposals may be excluded from the 2006 Proxy Materials based on Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal. To the extent that the reasons for omitting the Proposal are based on matters of law, this letter also constitutes an opinion of counsel that Rule 14a-8(j)(2)(iii) requires.

I. <u>The Proposal</u>

The Proposal requests 3M's Board of Directors to "... take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director. This would include that our director elections completely transition from the current staggered system to 100% annual election of each director in one election cycle if practicable. Also to transition solely through direct action of our board if this is practicable."

II. Background

3M received the Proposal on October 10, 2005 and a second proposal from the AFSCME Employees Pension Plan on November 3, 2005 (the "AFSCME Proposal") that substantially duplicated the Proposal. The Nominating and Governance Committee reviewed both proposals at its November 2005 meeting and recommended that the Company oppose the Proposal and the AFSCME Proposal and review the opposition statement in the proxy statement at its February meeting. At the time of that meeting, the Board of Directors was in the middle of a search for a permanent Chairman of the Board and Chief Executive Officer and under the leadership of an interim Chief Executive Officer. In a letter dated January 6, 2006, 3M notified the Staff that it intends to exclude the Proposal and the AFSCME Proposal on various grounds. A copy of the January 6, 2006 letter is attached as Exhibit B.

With the support and encouragement of George W. Buckley, 3M's recently appointed Chairman of the Board, President and Chief Executive Officer, the Nominating and Governance Committee at its February 2006 meeting reassessed its position on the Proposal and the AFSCME Proposal and recommended that the Board amend the Certificate of Incorporation to declassify the board and authorize the annual election of directors beginning in 2007. At a Board meeting on February 23, 2006, the Board of Directors unanimously approved an amendment to the Certificate of Incorporation to declassify the board and authorize annual election of the Board of Directors. The amendment will be submitted for approval of the stockholders at this year's annual meeting on May 9, 2006. If the amendment is approved, all directors will be elected annually beginning with the 2007 annual meeting.

The proponents of the Proposal and the AFSCME Proposal were notified by email on February 23, 2006 of the Board's action. On February 24, 2006, AFSCME informed the Company by email that it is willing to withdraw its proposal, but John Chevedden stated he is not willing to withdraw the Proposal. Copies of these emails are attached as Exhibit C.

Under the circumstances, the Company is withdrawing its no-action letter dated January 6, 2006 and is submitting this letter seeking to exclude the Proposal based on Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

III. Reasons for Exclusion -- Rule 14a-8(i)(10)

The Company believes that the Proposal is excludable under Rule 14a-8(i)(10) because it has been substantially implemented.

The Proposal requests that the Company's Board of Directors take the necessary steps to adopt and implement annual election of directors. The Company has completely implemented the proposal by taking all the necessary steps to amend the Company's Certificate of Incorporation to declassify the board of directors and provide for the annual election of all directors at the Company's 2007 annual meeting, including a recommendation that shareholders approve the amendments to the Certificate of Incorporation at the Company's May 9, 2006 annual meeting as required by the Delaware General Corporation Law.

On February 23, 2006, the Board of Directors passed a resolution calling for the amendment of the Company's Restated Certificate of Incorporation, which states in relevant part that:

> The terms of office of all directors who are in office immediately prior to the closing of the polls for the election of directors at the 2007 Annual Meeting of Stockholders of the Corporation shall expire at such time. At each Annual Meeting of Stockholders beginning with the 2007 Annual Meeting of Stockholders of the Corporation, the directors shall not be classified, and the directors shall be elected annually and shall hold office for a term expiring at the next Annual Meeting of Stockholders and until their respective successors shall have been duly elected and qualified.

The Board of Directors also adopted resolutions directing that such amendment to the Certificate of Incorporation be considered at the next annual meeting of stockholders on May 9, 2006. Thus, if the stockholders approve the amendment to the Certificate of Incorporation by the requisite vote, all directors will stand for election at the Company's 2007 annual meeting.

By adopting these resolutions, and including a corresponding management proposal seeking stockholder approval of the amendment to the Certificate of Incorporation to declassify the Board of Directors in its 2006 Proxy Materials, the Company has completely implemented the Proposal by taking all necessary steps to declassify the board of directors and authorize the annual election of directors. The Staff has recently concurred that several companies could exclude similar proposals under Rule 14a-8(i)(10) where the companies were required to receive stockholder approval in order to provide for the annual election of directors and stockholders were to be provided the opportunity to give that approval at the next annual meeting. See, e.g., *Sempra Energy* (January 27, 2006); *Northrop Grumman* (March 22, 2005); *Sabre Holdings Corp.* (March 2, 2005); *The Goodyear Tire & Rubber Company* (February 18, 2005); *Raytheon Company* (February 11, 2005); *Honeywell International Inc.* (January 31, 2005); and *Electronic Data Systems Corporation* (January 24, 2005).

IV. Waiver of 80-Day Requirement in Rule 14a-8(j)(1).

The Company intends to file a preliminary proxy during the week of March 6, 2006 and its definitive 2006 Proxy Materials on or after March 27, 2006. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, consistent with Staff precedent, we believe that the Company has good cause for the delayed submission of this request. Accordingly, we respectfully request that the Staff waive the

80-day requirement set forth in Rule 14a-8(j)(1) so as to permit the Company to file and mail definitive copies of the 2006 Proxy Materials as scheduled.

At the first meeting of the Board of Directors and Committees after the appointment of George W. Buckley, the Company's new Chairman of the Board, President and Chief Executive Officer (after the 5 month service of the interim Chairman of the Board and Chief Executive Officer), the Nominating and Governance Committee again reviewed and discussed the Proposal and the AFSCME Proposal and reassessed its position on these proposals. The Nominating and Governance recommended and the Board of Directors adopted on February 23, 2006 resolutions amending the Company's Certificate of Incorporation to provide for the annual election of all directors at the Company's 2007 annual meeting, including a recommendation that shareholders approve the charter amendments at the Company's May 9, 2006 annual meeting as required by the Delaware General Corporation Law.

Because the resolutions regarding the annual election of all directors were not adopted by the Board of Directors until February 23, 2006, later than 80 days before the Company's scheduled filing of its definitive proxy materials, the Company could not timely make its submission to the Staff. Additionally, because the Proposal recommends the same action as has already been taken by the Company, we respectfully submit that the Proponent will have adequate opportunity to respond to this request, consistent with the purpose of Rule 14a-8(j). In light of the foregoing, the Company respectfully requests a waiver of the 80-day requirement.

Conclusion

Based on the foregoing analysis, 3M respectfully requests that the Staff concur that it will not recommend enforcement action if 3M excludes the Proposal from its 2006 Proxy Materials. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staffs final position. I would be happy to provide you with any additional information and answer any questions. Please call me at 651-733-2204 if I can be of any further assistance in this matter.

Sincerely,



Gregg M. Larson

c: John Chevedden
Charles Jurgonis – AFSCME Employees Pension Fund

Orig. to Gregg Larson for handlg./disp Copy L. Murphy, 220-14W-05, office of R.S. Morrison on reply REFERENCING #6440
Sent: 10/10/05

Nick Rossi,
P.O. Box 249
Boonville, CA 95415

Mr. Robert S. Morrison
Chairman
3M Company (MMM)
3M Center
St. Paul MN 55144

RECEIVED
OCT 2005
Gregg M. Larson

Dear Mr. Morrison,

This Rule 14a-8 proposal is respectfully submitted for the 2006 annual shareholder meeting to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Rossi 10/5/05

cc: Gregg M. Larson
Corporate Secretary
PH: 651 733-1110
FX: 651 733-9973
FX: 651-737-3061

EXHIBIT A

[October 7, 2005]

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director. This would include that our director elections completely transition from the current staggered system to 100% annual election of each director in one election cycle if practicable. Also to transition solely through direct action of our board if this is practicable.

The Safeway 2004 definitive proxy is one example of converting from a 100% staggered system to a 100% annual election of each director system in one election cycle. Southwest Airlines began transition to annual election of each director solely through direct action by the Southwest Airlines board in 2005.

66% Yes-Vote

Thirty-three (33) shareholder proposals on this topic achieved an impressive 66% average yes vote in 2005 through late September. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic.

Progress Begins with One Step

The reason to take the above RESOLVED step is reinforced by viewing our overall corporate governance vulnerability. For instance in 2005 it was reported (and corresponding concerns are noted):

• The Corporate Library (TCL), an independent investment research firm in Portland, Maine rated our company:

"F" in Overall Board Effectiveness
"D" in Board Composition
"F" in CEO Compensation – CEO target compensation of $18 million
"D" in Shareholder Responsiveness
"D" in Takeover Defenses
Overall Governance Risk Assessment = High

• We had no Independent Chairman or Lead Director – Independent oversight concern.

• An awesome 80% shareholder vote was required to make certain key changes – Entrenchment concern.

• Cumulative voting was not permitted.

• Poison pill: In response to a 2003 shareholder proposal, 3M adopted a policy requiring poison pill shareholder approval, but allowing the board to override the policy. According to The Corporate Library, this "override" provision undermines the shareholder approval requirement.

Additionally:

• Vance Coffman was a TCL-designated "problem director" due to his service on the Bristol-Myers Squibb Board. In 2004, Bristol-Myers settled a suit brought by the SEC alleging substantial accounting fraud. Mr. Coffman chaired Bristol-Myers' audit committee during the period in question.

- Edward Brennan was a TCL-designated "problem director" because he is the chairperson of the committee that set executive compensation at 3M Company, a company that received a CEO compensation grade of "F" by TCL.
- Our full Board met only 5-times in a full year – Commitment concern.
- Seven directors were allowed to hold from 4 to 8 director seats each – Over-extension concern.

This list of deficiencies reinforces the reason to adopt the initial RESOLVED statement of this proposal.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:
In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.
"Take on the Street" by Arthur Levitt

Elect Each Director Annually
Yes on 3

Notes:
Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;

- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

Gregg M. Larson
Associate General Counsel and Secretary

3M Legal Affairs
Office of General Counsel

P.O. Box 33428
St. Paul, MN 55133 3428 USA
Telephone: 651.733.2204
Facsimile: 651.737.2553
Email: gmlarson@mmm.com



January 6, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, DC 20549
BY EMAIL: cfletters@sec.gov

Re: *3M Company*
Securities Exchange Act of 1934 – Rule 14a-8
Stockholder Proposal of Nick Rossi
Duplicate Stockholder Proposal of AFSCME Employees Pension Plan

Ladies and Gentlemen:

This letter notifies the staff of the Division of Corporation Finance (the "Staff") that 3M Company ("3M") intends to omit from its proxy statement and form of proxy for 3M's 2006 Annual Meeting of stockholders (collectively, the "2006 Proxy Materials") a stockholder proposal (the "Proposal") and statement in support thereof submitted by Nick Rossi (the "Proponent"). Copies of the Proposal and accompanying cover letter, as well as related correspondence with the Proponent, are attached hereto as Exhibit A. The cover letter states that Mr. John Chevedden is representing Mr. Rossi with respect to shareholder matters, including the Proposal, and is Mr. Rossi's proxy for all purposes in connection with the Proposal.

In accordance with Rule 14a-8(j) of the Exchange Act, enclosed are six copies of this letter and its attachments. By copy of this letter, 3M notifies the Proponent of its intention to omit the Proposal from its 2006 Proxy Materials. Also pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before 3M intends to file its definitive 2006 Proxy Materials with the Commission. 3M agrees to promptly forward to the Proponent any Staff response to 3M's no-action request that the Staff transmits by facsimile to 3M.

3M respectfully requests that the Staff concur in our view that the Proposal may be excluded from the 2006 Proxy Materials for the reasons set forth in this letter. In addition, should the Staff not concur that the Proposal is excludible, we request that the Staff concur that a second proposal, received from the AFSCME Employees Pension Plan on November 3, 2005 (the "AFSCME Proposal"), substantially duplicates the Proposal and therefore, may properly be omitted from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(11). To the extent that the reasons for omitting the Proposal are based on

EXHIBIT B

matters of law, this letter also constitutes an opinion of counsel that Rule 14a-8(j)(2)(iii) requires.

I. The Proposal

The Proposal requests 3M's Board of Directors to"... take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director. This would include that our director elections completely transition from the current staggered system to 100% annual election of each director in one election cycle if practicable. Also to transition solely through direct action of our board if this is practicable."

The Proposal's supporting statement makes the following assertions, among others, and states that "this list of deficiencies reinforces the reason to adopt the initial RESOLVED statement" of the Proposal:

1. "The Corporate Library (TCL), an independent investment research firm in Portland, Maine rated our company:
   "F" in Overall Board Effectiveness
   "D" in Board Composition
   "F" in CEO Compensation – CEO target compensation of $18 million
   "D" in Shareholder Responsiveness
   "D" in Takeover Defenses
   Overall Governance Risk Assessment = High"

2. "We had no Independent Chairman or Lead Director - Independent oversight concern."

3. "Poison pill: In response to a 2003 shareholder proposal, 3M adopted a policy requiring poison pill shareholder approval, but allowing the board to override the policy. According to The Corporate Library, this "override" provision undermines the shareholder approval requirement."

4. "Vance Coffman was a TCL-designated "problem director" due to his service on the Bristol-Myers Squibb Board. In 2004, Bristol-Myers settled a suit brought by the SEC alleging substantial accounting fraud. Mr. Coffman chaired Bristol-Myers' audit committee during the period in question."

5. "Edward Brennan was a TCL-designated "problem director" because he is the chairperson of the committee that set executive compensation at 3M Company, a company that received a CEO compensation grade of "F" by TCL."

6. "Our full Board met only 5-times in a full year - Commitment concern."

7. "Seven directors were allowed to hold from 4 to 8 director seats each – Over-extension concern."

II. Reasons for Exclusion

3M intends to exclude the Proposal from its 2006 Proxy Materials pursuant to Rule 14a-8(i)(3), on the basis that the supporting statement is contrary to the Commission's Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. 3M respectfully requests the Staff's concurrence that it will not recommend enforcement action if 3M excludes the entire Proposal, or in the alternative, excludes the materially false and misleading statements in the supporting statement, from the 2006 Proxy Materials pursuant to this rule.

A. The Materially False and Misleading Statements in the Proposal

1. **Statements regarding The Corporate Library Ratings** - While the Proposal cites The Corporate Library's subjective grade for 3M, it omits the Corporate Library's more objective rating of 72% for 3M's corporate governance. The Proponent also omits The Corporate Library's "B" ratings in the categories of "Litigation and Regulatory Problems," "Accounting," and "Strategic Decision Making." In addition, the current ISS CGQ rates 3M as outperforming 75.1% of the companies in the S&P 500 and 96.1% of those companies in the capital goods group. 3M is proud of its corporate governance system and record, having received a score of "9" (on a 10-point rating scale) in the latest ratings by GovernanceMetrics International ("GMI"), an independent corporate governance rating agency. GMI evaluates companies on board accountability, financial disclosure and internal controls, shareholder rights, executive compensation, market for control and ownership base, and corporate behavior and social responsibility. The Proposal does not even reference the existence of more favorable ratings. By relying on the subjective opinion of a single outside group and ignoring (and not even referencing the existence of) additional ratings based on more objective criteria, the Proposal's supporting statement is not balanced. Such an unbalanced statement is materially misleading to 3M's stockholders.

2. **Statements regarding board leadership** – Paragraph C6 of 3M's Corporate Governance Guidelines, a copy of which appears as Appendix A of 3M's 2005 Proxy Statement, states:

    Presiding Director at Executive Sessions — Independent Directors regularly meet without the Chairman/CEO and may select a Director to chair the meeting. The chairs of the Audit, Compensation, Nominating and Governance, and Public Issues Committees of the Board each preside as the chair at executive sessions of the independent Directors at which the principal items to be considered are within the scope of the committee chair's authority. The Board believes that this practice ensures leadership at all executive sessions of the independent Directors.

The statement "Independent Oversight Concern" without mentioning that 3M has a presiding director is materially misleading to 3M's stockholders.

3. **Statement Regarding Rights Plan Policy** – The Proposal asserts that "In response to a 2003 shareholder proposal, 3M adopted a policy requiring poison pill shareholder approval, but allowing the board to override the policy. According to The Corporate Library, this "override" provision undermines the shareholder approval requirement." That statement is materially misleading and misrepresents the Board's action. Here are the facts:

   - In 2002 and 2003, Mr. Nick Rossi, represented by Mr. John Chevedden, submitted similar proposals relating to rights plans, or "poison pills," notwithstanding the fact that 3M does not have and has never adopted a rights plan. The proposal submitted at the 2003 Annual Meeting of Stockholders requested that the Board of Directors "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote."
   - Following the majority vote on that proposal, 3M's Board of Directors adopted and reaffirmed the policy originally adopted in 2002 in a Board resolution. Under our policy, 3M will submit any poison pill to a stockholder vote unless the Board, exercising its fiduciary duties under Delaware law, determines that such a submission would not be in the interests of stockholders under the circumstances.
   - 3M received an opinion from its Delaware counsel that this policy implemented the stockholder proposal to the furthest extent permitted under Delaware law.
   - Based on our adoption of this policy, the SEC staff allowed 3M to exclude a similar proposal on poison pills from the 2004 proxy statement on the grounds that 3M had "substantially implemented" the stockholder proposal.

   Using this erroneous and incomplete summary of the Board's rights plan policy and labeling it as a "deficiency" that supposedly reinforces the need to adopt the Proposal is materially false and misleading to 3M's stockholders.

4. **Statements regarding frequency of board meetings** – The statement "our full board met only 5-times in a full year – Commitment concern" is materially misleading and misrepresents the Board's Corporate Governance Guidelines which state in paragraph C3: "Directors are expected to ... attend and participate in all meetings of the Board and of committees on which they serve and to spend the time needed and prepare for and *meet as frequently as necessary* to discharge their responsibilities." The statement also fails to mention that in 2004, the

Audit Committee met eight times. In 2005, the Board of Directors met more than ten times, including weekend and evening meetings, as they demonstrated their commitment to 3M and its stockholders in searching for a permanent chief executive officer after the unexpected departure of W. James McNerney, Jr.

5. **Statements about Vance Coffman –** While The Corporate Library characterizes Vance Coffman as a "problem director" due to his membership on the audit committee of another company that settled an SEC enforcement action, it is entirely misleading to repeat that characterization in the context of this Proposal. It directly impugns the character, integrity and personal reputation of Mr. Coffman and indirectly implies that he possibly a "problem director" at 3M. Those statements in the context of this Proposal and the implications of those statements are materially misleading to 3M stockholders.

6. **Statements about Ed Brennan –** Similarly, repeating The Corporate Library's characterizations of Ed Brennan as a "problem director" because he is chair of the board's compensation committee that establishes executive compensation at 3M is misleading as well. It directly impugns the character, integrity and personal reputation of Mr. Brennan and misrepresents the thorough process by which executive compensation is established at 3M, including the use of compensation surveys and executive compensation consultants. Those statements in the context of this Proposal are materially misleading to 3M stockholders.

7. **Statements regarding service on other boards –** The assertion that "Seven directors were allowed to hold from 4 to 8 director seats each – Over-extension concern" misrepresents the facts and the Board's policy on service on other for-profit boards set forth in paragraph B5 of the Corporate Governance Guidelines. The policy states:

    Independent Directors are encouraged to evaluate carefully the time required to serve on other boards (excluding non-profit) taking into account board attendance, preparation, participation and effectiveness on these boards. Independent Directors must advise the Chairman/CEO before accepting an invitation to serve on another board to enable the Company to determine whether (i) any regulatory issues or potential conflicts are raised by the Director accepting such an invitation and (ii) the Director will have the time required for preparation, participation and attendance at 3M Board meetings. *Independent Directors who also serve as CEOs or in equivalent positions should not serve on more than two boards of public companies in addition to the 3M Board, and other independent directors should not serve on more than five other boards of public companies in addition to the 3M Board.* The Board expects that current positions in excess of these limits will

> be in compliance with these limits by 3M's Annual Meeting in May 2006 (*emphasis added*).

Of the three CEOs of public companies on 3M's board, two directors are on three boards and one director is on two boards of public companies (including 3M's board). Of the retired directors who have time to devote to their duties, two directors are on six boards, three directors are on four boards, and one director (who will retire from 3M's board in May 2006) is on eight boards of public companies (in each case, including 3M's board).

This erroneous statement regarding the board membership of 3M's directors and the assertion that there is an "over-extension concern" and labeling it as a "deficiency" that supposedly reinforces the need to adopt the Proposal is materially false and misleading to 3M's stockholders.

B. The entire Proposal is properly excludable under Rule 14a-8(i)(3) because it contains materially false or misleading statements which are prohibited by Rule 14a-9

Rule 14a-8(i)(3) permits the exclusion of shareholder proposals if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Commission has stated that "reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where ... the company demonstrates objectively that a factual statement is materially false or misleading ...." See Staff Legal Bulletin No. 14B (September 15, 2004).

3M believes that it has demonstrated objectively that certain factual statements made in the Proposal are materially false or misleading. In addition, the Staff has stated that "[w]hen a proposal or supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." See Staff Legal Bulletin No. 14 (July 13, 2001), as reiterated in Staff Legal Bulletin No. 14B (September 15, 2004). 3M believes that the Proposal contains so many materially false and misleading statements that it would make Staff review unproductive. The inaccuracies and misleading statements detailed in this letter render a substantial portion of the supporting statement either materially false or misleading. This would require such extensive editing to revise or eliminate such statements that full exclusion under Rule 14a8-(i)(3) is warranted.

C. The AFSCME Proposal is Excludable under Rule 14a-8(i)(11) Because It Substantially Duplicates the Proposal.

Should the Staff disagree with our view that the Proposal is excludable as discussed in Sections A and B above, we believe that 3M may properly omit the AFSCME Proposal because it is substantially duplicative of the Proposal. The AFSCME Proposal, which can found in Exhibit B, requests that 3M's Board of Directors "to take the necessary steps (excluding those steps that must be taken by stockholders) to eliminate the classification of 3M's board and to require that all directors stand for election annually. The board declassification should be completed in a manner that does not affect the unexpired terms of directors."

Rule 14a-8(i)(11) provides that a proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Staff has consistently found that the proposal first submitted is the one to be included. See, e.g. *Great Lakes Chemical Corp.*, (avail. Mar. 2, 1998); *Pacific Gas and Electric Co.* (avail. Jan. 6, 1994). 3M received the Proposal prior to receiving the AFSCME Proposal. Consequently, if 3M is required to include the Proposal in its 2006 Proxy Materials, then the AFSCME Proposal is properly omitted as substantially duplicative of the Proposal.

The AFSCME Proposal substantially duplicates the Proposal because the action required under the Proposal is the same as the specific item covered in the AFSCME Proposal. The Staff has taken the position that proposals do not need to be identical in their terms and scope to be considered substantially duplicative when the proposals have the same principal focus. See *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). The AFSCME Proposal and the Proposal have the same principal focus. Both proposals address the issue of annual elections for directors.

Accordingly, we believe that if the Staff does not concur that 3M may exclude the Proposal for the reasons set forth in Sections A and B of this letter, then 3M may exclude the AFSCME Proposal from its 2006 Proxy Materials pursuant to Rule 14a-8(i)(11), as substantially duplicative of the Proposal, and we request that the Staff concur with our conclusion.

Conclusion

Based on the foregoing analysis, 3M respectfully requests that the Staff concur that it will not recommend enforcement action if 3M excludes the entire Proposal or, at a minimum, the supporting statements discussed in this letter from its 2006 Proxy Materials in reliance on Rule 14a8-(i)(3). Should the Staff not concur that the Proposal is excludible, we request that the Staff concur that the AFSCME Proposal may properly be omitted from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(11). Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staffs final position. I would be happy to provide you with any additional information and answer any questions. Please call me at 651-733-2204 if I can be of any further assistance in this matter.

Sincerely,

Gregg M. Larson

c: John Chevedden
Charles Jurgonis – AFSCME Employees Pension Fund

Gregg M. Larson/LA-Legal/3M/US

02/24/2006 03:53 PM

To olmsted7p@earthlink.net

cc

bcc

Subject Fw: Stockholder Proposal -- Annual Elections

John Chevedden -- This will confirm our conversation this afternoon where you stated that you are unwilling to withdraw your proposal in spite of 3M's own proposal that fully implements your shareholder proposal.

Gregg M. Larson
Associate General Counsel/Secretary
3M Office of General Counsel
3M Center, St. Paul, MN 55133-3428
Office Location: Bldg. 220-10W-15
Office Mail Address: Bldg. 220-9E-02
Tel: 651.733.2204 Fax: 651.737.2553
E-mail: gmlarson@mmm.com

----- Forwarded by Gregg M. Larson/LA-Legal/3M/US on 02/24/2006 03:47 PM -----

Gregg M. Larson/LA-Legal/3M/US

02/23/2006 09:45 PM

To olmsted7p@earthlink.net

cc

Subject Stockholder Proposal -- Annual Elections

John Chevedden - This is to notify you that 3M's board of directors has approved an amendment to 3M's certificate of incorporation to declassify the board and authorize annual election of the board of directors. The amendment will be submitted for approval of the stockholders at this year's annual meeting. If the amendment is approved, all directors will be elected annually beginning with the 2007 annual meeting. Since 3M is implementing your proposal, I would appreciate it if you would let me know at your earliest convenience whether you are willing to withdraw your stockholder proposal. Thanks.

Gregg M. Larson
Associate General Counsel/Secretary
3M Office of General Counsel
3M Center, St. Paul, MN 55133-3428
Office Location: Bldg. 220-10W-15
Office Mail Address: Bldg. 220-9E-02
Tel: 651.733.2204 Fax: 651.737.2553
E-mail: gmlarson@mmm.com

EXHIBIT C

Gregg M. Larson/LA-Legal/3M/US
02/23/2006 09:35 PM

To rferlauto@afscme.org
jkeenan@afscme.org
cc
bcc
Subject Stockholder Proposal -- Annual Elections

This is to notify you that 3M's board of directors has approved an amendment to 3M's certificate of incorporation to declassify the board and authorize annual election of the board of directors. The amendment will be submitted for approval of the stockholders at this year's annual meeting. If the amendment is approved, all directors will be elected annually beginning with the 2007 annual meeting. Since 3M is implementing your proposal, I would appreciate it if you would let me know at your earliest convenience whether you are willing to withdraw your stockholder proposal. Thanks.

Gregg M. Larson
Associate General Counsel/Secretary
3M Office of General Counsel
3M Center, St. Paul, MN 55133-3428
Office Location: Bldg. 220-10W-15
Office Mail Address: Bldg. 220-9E-02
Tel: 651.733.2204 Fax: 651.737.2553
E-mail: gmlarson@mmm.com



"John Keenan" <JKeenan@afscme.org>
02/24/2006 10:18 AM

To <gmlarson@mmm.com>
"Richard Ferlauto" <RFerlauto@afscme.org>
cc
bcc
Subject RE: Stockholder Proposal -- Annual Elections

Gregg,

In light of the described actions, we are willing to withdraw the proposal. In doing so, we like to memorialize the agreement with a countersigned document from the company, whereby we close our file.

I've attached a draft that would suffice for this purpose. Let me know if this proposed course of actions works (and additionally that the information in the draft agreement is accurate). If so, you can fax or send a signed copy to me, and I will see that it is countersigned and returned to you. Please feel free to let me know if you have any questions.

John

John Keenan
AFSCME
(202) 429-1232 p
(202) 429-1298 f
jkeenan@afscme.org

-----Original Message-----
From: gmlarson@mmm.com [mailto:gmlarson@mmm.com]
Sent: Thursday, February 23, 2006 10:35 PM
To: Richard Ferlauto; John Keenan
Subject: Stockholder Proposal -- Annual Elections

This is to notify you that 3M's board of directors has approved an amendment to 3M's certificate of incorporation to declassify the board and
authorize annual election of the board of directors. The amendment will be
submitted for approval of the stockholders at this year's annual meeting.
If the amendment is approved, all directors will be elected annually beginning with the 2007 annual meeting. Since 3M is implementing your proposal, I would appreciate it if you would let me know at your earliest
convenience whether you are willing to withdraw your stockholder proposal.
Thanks.

Gregg M. Larson
Associate General Counsel/Secretary
3M Office of General Counsel
3M Center, St. Paul, MN 55133-3428
Office Location: Bldg. 220-10W-15
Office Mail Address: Bldg. 220-9E-02
Tel: 651.733.2204 Fax: 651.737.2553

E-mail: gmlarson@mmm.com


3M Draft Agreement.doc

Gregg M. Larson
Associate General Counsel and
Secretary

3M Legal Affairs
Office of General Counsel

P.O. Box 33428
St. Paul, MN 55133 3428 USA
Telephone: 651.733.2204
Facsimile: 651.737.2553
Email: gmlarson@mmm.com



March 1, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, DC 20549
BY EMAIL: cfletters@sec.gov

Re: *3M Company*
Securities Exchange Act of 1934 – Rule 14a-8
Stockholder Proposal of Nick Rossi

Ladies and Gentlemen:

This letter is in response to the email I received today from John Chevedden (copy attached) regarding 3M's no action letter dated February 27, 2006 in which he claimed that the Company failed to address the part of the Proposal that states: "Also to transition to annual election of each director solely through direct action of our board if this is practicable."

This part of the Proposal was addressed in the following paragraphs of the Company's February 27th letter:

> The Proposal requests that the Company's Board of Directors take the necessary steps to adopt and implement annual election of directors. The Company has completely implemented the proposal by taking all the necessary steps to amend the Company's Certificate of Incorporation to declassify the board of directors and provide for the annual election of all directors at the Company's 2007 annual meeting, <u>including a recommendation that shareholders approve the amendments to the Certificate of Incorporation at the Company's May 9, 2006 annual meeting as required by the Delaware General Corporation Law</u> (Emphasis added).
>
> *******
>
> By adopting these resolutions, and including a corresponding management proposal seeking stockholder approval of the amendment to the Certificate of Incorporation to declassify the Board of Directors in its 2006 Proxy Materials, the Company has completely implemented the Proposal by taking all necessary steps to declassify the board of directors and authorize the annual election of directors. The Staff has recently concurred that several companies could exclude similar proposals under Rule 14a-8(i)(10) <u>where the companies were required to receive stockholder approval in order to provide for the annual election of directors</u> and stockholders were to be provided the opportunity to give that approval at the next

annual meeting. See, e.g., *Sempra Energy* (January 27, 2006); *Northrop Grumman* (March 22, 2005); *Sabre Holdings Corp.* (March 2, 2005); *The Goodyear Tire & Rubber Company* (February 18, 2005); *Raytheon Company* (February 11, 2005); *Honeywell International Inc.* (January 31, 2005); and *Electronic Data Systems Corporation* (January 24, 2005) (emphasis added).

****

The Nominating and Governance recommended and the Board of Directors adopted on February 23, 2006 resolutions amending the Company's Certificate of Incorporation to provide for the annual election of all directors at the Company's 2007 annual meeting, including a recommendation that shareholders approve the charter amendments at the Company's May 9, 2006 annual meeting *as required by the Delaware General Corporation Law* (emphasis added).

Section 242 of the Delaware General Corporation Law requires any amendment to the certificate of incorporation to be made in the following manner: "the board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting." The Company has completely implemented the proposal by taking all the necessary steps to amend the Company's Certificate of Incorporation to declassify the board of directors and provide for the annual election of all directors at the Company's 2007 annual meeting, including a recommendation that shareholders approve the amendments to the Certificate of Incorporation at the Company's May 9, 2006 annual meeting as required by the Delaware General Corporation Law.

3M respectfully requests that the Staff concur in our view that the Proposal may be excluded from the 2006 Proxy Materials based on Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

Should you disagree with the conclusions set forth in this letter or the Company's February 27th letter, we respectfully request the opportunity to confer with you prior to the determination of the Staffs final position. I would be happy to provide you with any additional information and answer any questions. Please call me at 651-733-2204 if I can be of any further assistance in this matter.

Sincerely,



Gregg M. Larson

c: John Chevedden



J
<olmsted7p@earthlink.net>
03/01/2006 12:50 AM

To <CFLETTERS@SEC.GOV>
cc "Gregg M. Larson" <gmlarson@mmm.com>
bcc
Subject #3 Re 3M Company (MMM) No-Action Request - Nick Rossi

#3 Re 3M Company (MMM) No-Action Request - Nick Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

February 28, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

3M Company (MMM)
#3 Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Elect Each Director Annually
Shareholder: Nick Rossi

Ladies and Gentlemen:

Contrary to the company email message the company did overnight its February 27, 2006 no action request to the shareholder party.

At this late date the company no action request does not address this text of the proposal:
"Also to transition solely [to annual election of each director] through direct action of our board if this is practicable."

The proposal reiterates this point with the text:
"Southwest Airlines began transition to annual election of each director solely through direct action by the Southwest Airlines board in 2005."

It is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of the rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi
Gregg M. Larson <gmlarson@mmm.com>

-----Original Message-----
From: gmlarson@mmm.com [mailto:gmlarson@mmm.com]
Sent: Wednesday, March 01, 2006 12:26 PM
To: J
Cc: CFLETTERS
Subject: Re: #4 Re 3M Company (MMM) No-Action Request Nick Rossi

John Chevedden - Here is the letter that I sent to the SEC and you earlier
today. The other attachment was your email to me.

Gregg M. Larson 3M Legal Affairs P.O.
Box
33428
Associate General Counsel and Office of General Counsel
St. Paul, MN 55133 3428 USA
Secretary Telephone:
651.733.2204
Facsimile:
651.737.2553
Email:
gmlarson@mmm.com

(Embedded image moved to file: pic06334.jpg)

March 1, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, DC 20549
BY EMAIL: cfletters@sec.gov

Re: 3M Company
Securities Exchange Act of 1934 - Rule 14a-8
Stockholder Proposal of Nick Rossi

Ladies and Gentlemen:

This letter is in response to the email I received today from John
Chevedden (copy attached) regarding 3M's no action letter dated February
27, 2006 in which he claimed that the Company failed to address the part of
the Proposal that states: "Also to transition to annual election of each
director solely through direct action of our board if this is practicable."

This part of the Proposal was addressed in the following paragraphs
of the Company's February 27th letter:

The Proposal requests that the Company's Board of Directors take the
necessary steps to adopt and implement annual election of directors.
The Company has completely implemented the proposal by taking all the
necessary steps to amend the Company's Certificate of Incorporation
to declassify the board of directors and provide for the annual
election of all directors at the Company's 2007 annual meeting,
including a recommendation that shareholders approve the amendments
to the Certificate of Incorporation at the Company's May 9, 2006
annual meeting as required by the Delaware General Corporation Law
(Emphasis added).

****

By adopting these resolutions, and including a corresponding
management proposal seeking stockholder approval of the amendment to
the Certificate of Incorporation to declassify the Board of Directors
in its 2006 Proxy Materials, the Company has completely implemented
the Proposal by taking all necessary steps to declassify the board of
directors and authorize the annual election of directors. The Staff
has recently concurred that several companies could exclude similar
proposals under Rule 14a-8(i)(10) where the companies were required
to receive stockholder approval in order to provide for the annual
election of directors and stockholders were to be provided the
opportunity to give that approval at the next annual meeting. See,
e.g., Sempra Energy (January 27, 2006); Northrop Grumman (March 22,
2005); Sabre Holdings Corp. (March 2, 2005); The Goodyear Tire &
Rubber Company (February 18, 2005); Raytheon Company (February 11,
2005); Honeywell International Inc. (January 31, 2005); and

Electronic Data Systems Corporation (January 24, 2005) (emphasis added).

****

The Nominating and Governance recommended and the Board of Directors adopted on February 23, 2006 resolutions amending the Company's Certificate of Incorporation to provide for the annual election of all directors at the Company's 2007 annual meeting, including a recommendation that shareholders approve the charter amendments at the Company's May 9, 2006 annual meeting as required by the Delaware General Corporation Law (emphasis added).

Section 242 of the Delaware General Corporation Law requires any amendment to the certificate of incorporation to be made in the following manner: "the board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting." The Company has completely implemented the proposal by taking all the necessary steps to amend the Company's Certificate of Incorporation to declassify the board of directors and provide for the annual election of all directors at the Company's 2007 annual meeting, including a recommendation that shareholders approve the amendments to the Certificate of Incorporation at the Company's May 9, 2006 annual meeting as required by the Delaware General Corporation Law.

3M respectfully requests that the Staff concur in our view that the Proposal may be excluded from the 2006 Proxy Materials based on Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

Should you disagree with the conclusions set forth in this letter or
the Company's February 27th letter, we respectfully request the opportunity
to confer with you prior to the determination of the Staffs final position.
I would be happy to provide you with any additional information and answer
any questions. Please call me at 651-733-2204 if I can be of any further
assistance in this matter.

Sincerely,

Gregg M. Larson

c: John Chevedden

Gregg M. Larson
Associate General Counsel/Secretary
3M Office of General Counsel
3M Center, St. Paul, MN 55133-3428
Office Location: Bldg. 220-10W-15
Office Mail Address: Bldg. 220-9E-02
Tel: 651.733.2204 Fax: 651.737.2553
E-mail: gmlarson@mmm.com

J <olmsted7p@earthlink.net>

03/01/2006 11:20 AM

To <CFLETTERS@SEC.GOV>

cc "Gregg M. Larson" <gmlarson@mmm.com>

Subject #4 Re 3M Company (MMM) No-Action Request Nick Rossi

#4 Re 3M Company (MMM) No-Action Request Nick Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

March 1, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

3M Company (MMM)
#4 Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Elect Each Director Annually
Shareholder: Nick Rossi

Ladies and Gentlemen:

This is to request that the company overnight its March 1, 2006 email and
attachments. Also that the company email the text of the attachments today
as a non-attachment.

It was impossible to open the March 1, 2006 company attachments although
these type of attachments can routinely be opened when sent by other companies.

Sincerely,

John Chevedden

cc:
Nick Rossi
Gregg M. Larson <gmlarson@mmm.com>

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, March 01, 2006 12:20 PM
To: CFLETTERS
Cc: Gregg M. Larson
Subject: #4 Re 3M Company (MMM) No-Action Request Nick Rossi

#4 Re 3M Company (MMM) No-Action Request Nick Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 1, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

3M Company (MMM)
#4 Shareholder Position on Company No-Action Request Rule 14a-8
Proposal: Elect Each Director Annually
Shareholder: Nick Rossi

Ladies and Gentlemen:

This is to request that the company overnight its March 1, 2006 email and attachments. Also that the company email the text of the attachments today as a non-attachment.

It was impossible to open the March 1, 2006 company attachments although these type of attachments can routinely be opened when sent by other companies.

Sincerely,

John Chevedden

cc:
Nick Rossi
Gregg M. Larson <gmlarson@mmm.com>

-----Original Message-----
From: gmlarson@mmm.com [mailto:gmlarson@mmm.com]
Sent: Wednesday, March 01, 2006 12:26 PM
To: J
Cc: CFLETTERS
Subject: Re: #4 Re 3M Company (MMM) No-Action Request Nick Rossi

John Chevedden - Here is the letter that I sent to the SEC and you earlier
today. The other attachment was your email to me.

Gregg M. Larson 3M Legal Affairs P.O.
Box
33428
Associate General Counsel and Office of General Counsel
St. Paul, MN 55133 3428 USA
Secretary Telephone:
651.733.2204
Facsimile:
651.737.2553
Email:
gmlarson@mmm.com

(Embedded image moved to file: pic06334.jpg)

March 1, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, DC 20549
BY EMAIL: cfletters@sec.gov

Re: 3M Company
Securities Exchange Act of 1934 - Rule 14a-8
Stockholder Proposal of Nick Rossi

Ladies and Gentlemen:

This letter is in response to the email I received today from John
Chevedden (copy attached) regarding 3M's no action letter dated February
27, 2006 in which he claimed that the Company failed to address the part of
the Proposal that states: "Also to transition to annual election of each
director solely through direct action of our board if this is practicable."

This part of the Proposal was addressed in the following paragraphs
of the Company's February 27th letter:

The Proposal requests that the Company's Board of Directors take the
necessary steps to adopt and implement annual election of directors.
The Company has completely implemented the proposal by taking all the
necessary steps to amend the Company's Certificate of Incorporation
to declassify the board of directors and provide for the annual
election of all directors at the Company's 2007 annual meeting,
including a *recommendation* that shareholders approve the amendments
to the Certificate of Incorporation at the Company's May 9, 2006
annual meeting as required by the Delaware General Corporation Law
(Emphasis added).

****

By adopting these resolutions, and including a corresponding
management proposal seeking stockholder approval of the amendment to
the Certificate of Incorporation to declassify the Board of Directors
in its 2006 Proxy Materials, the Company has completely implemented
the Proposal by taking all necessary steps to declassify the board of
directors and authorize the annual election of directors. The Staff
has recently concurred that several companies could exclude similar
proposals under Rule 14a-8(i)(10) where the companies were required
to receive stockholder approval in order to provide for the annual
election of directors and stockholders were to be provided the
opportunity to give that approval at the next annual meeting. See,
e.g., *Sempra Energy* (January 27, 2006); *Northrop Grumman* (March 22,
2005); *Sabre Holdings Corp.* (March 2, 2005); *The Goodyear Tire &
Rubber Company* (February 18, 2005); *Raytheon Company* (February 11,
2005); *Honeywell International Inc.* (January 31, 2005); and

Electronic Data Systems Corporation (January 24, 2005) (emphasis added).

****

The Nominating and Governance recommended and the Board of Directors adopted on February 23, 2006 resolutions amending the Company's Certificate of Incorporation to provide for the annual election of all directors at the Company's 2007 annual meeting, including a recommendation that shareholders approve the charter amendments at the Company's May 9, 2006 annual meeting as required by the Delaware General Corporation Law (emphasis added).

Section 242 of the Delaware General Corporation Law requires any amendment to the certificate of incorporation to be made in the following manner: "the board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting." The Company has completely implemented the proposal by taking all the necessary steps to amend the Company's Certificate of Incorporation to declassify the board of directors and provide for the annual election of all directors at the Company's 2007 annual meeting, including a recommendation that shareholders approve the amendments to the Certificate of Incorporation at the Company's May 9, 2006 annual meeting as required by the Delaware General Corporation Law.

3M respectfully requests that the Staff concur in our view that the Proposal may be excluded from the 2006 Proxy Materials based on Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

Should you disagree with the conclusions set forth in this letter or
the Company's February 27th letter, we respectfully request the opportunity
to confer with you prior to the determination of the Staffs final position.
I would be happy to provide you with any additional information and answer
any questions. Please call me at 651-733-2204 if I can be of any further
assistance in this matter.

Sincerely,

Gregg M. Larson

c: John Chevedden

Gregg M. Larson
Associate General Counsel/Secretary
3M Office of General Counsel
3M Center, St. Paul, MN 55133-3428
Office Location: Bldg. 220-10W-15
Office Mail Address: Bldg. 220-9E-02
Tel: 651.733.2204 Fax: 651.737.2553
E-mail: gmlarson@mmm.com

J <olmsted7p@earthlink.net>

03/01/2006 11:20 AM

To <CFLETTERS@SEC.GOV>

cc "Gregg M. Larson" <gmlarson@mmm.com>

Subject #4 Re 3M Company (MMM) No-Action Request Nick Rossi

#4 Re 3M Company (MMM) No-Action Request Nick Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 1, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

3M Company (MMM)
#4 Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Elect Each Director Annually
Shareholder: Nick Rossi

Ladies and Gentlemen:

This is to request that the company overnight its March 1, 2006 email
and
attachments. Also that the company email the text of the attachments
today
as a non-attachment.

It was impossible to open the March 1, 2006 company attachments
although
these type of attachments can routinely be opened when sent by other
companies.

Sincerely,

John Chevedden

cc:
Nick Rossi
Gregg M. Larson <gmlarson@mmm.com>

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, March 01, 2006 1:51 AM
To: CFLETTERS
Cc: Gregg M. Larson
Subject: #3 Re 3M Company (MMM) No-Action Request Nick Rossi

#3 Re 3M Company (MMM) No-Action Request Nick Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 28, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

3M Company (MMM)
#3 Shareholder Position on Company No-Action Request Rule 14a-8
Proposal: Elect Each Director Annually
Shareholder: Nick Rossi

Ladies and Gentlemen:

Contrary to the company email message the company did overnight its February 27, 2006 no action request to the shareholder party.

At this late date the company no action request does not address this text of the proposal:
"Also to transition solely [to annual election of each director] through direct action of our board if this is practicable."

The proposal reiterates this point with the text:
"Southwest Airlines began transition to annual election of each director solely through direct action by the Southwest Airlines board in 2005."

It is respectfully requested that concurrence not be granted to the company.
It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of the rule 14a-8 proposal.
Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:

Nick Rossi
Gregg M. Larson <gmlarson@mmm.com>

RECEIVED
2006 FEB 29 AM 10: 17
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

To:
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
FX: 202-772-9201

Exhibits (11-pages) for:
Raytheon Company (RTN)
#2 Shareholder Position on Potential Upcoming Raytheon No-Action Request
Rule 14a-8 Proposal: Independent Board Chairman
Shareholder: Ray T. Chevedden
February 28, 2006

cc:
Jane Freedman <Jane_Freedman@raytheon.com>
PH: 781-522-3036
FX: 781-522-6466
FX: 781-522-3001

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453 310-371-7872

Mr. William Swanson
Chairman
Raytheon Company (RTN)
870 Winter Street
Waltham, MA 02451
PH: 781-522-3000
FX: 781-522-3001

NOV. 23 2005
UPDATE 2

Rule 14a-8 Shareholder Proposal for the next annual meeting

Dear Mr. Swanson,

I appreciate the steps the company took to redeem the poison pill and adopt annual election of each director.

This Rule 14a-8 proposal is submitted in further support of the long-term performance of our company. This proposal is respectfully submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



John Chevedden

September 20, 2005

cc: John W. Kapples
Corporate Secretary
FX: 781-522-3332
FX: 781-522-6466

CUV

[November 23, 2005 Update 2]
3 – Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting (in our charter or bylaws if practicable). Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

Cumulative voting won impressive yes-votes of 54% at Aetna and 56% at Alaska Air in 2005. I believe this proposal could be a contender for a 51% vote at our company's meeting today. Cumulative voting is a good way to encourage our directors to be more accountable to shareholders because there can be a greater swing in the number of votes that each director wins or loses.

Progress Begins with One Step

It is important to take one step forward in our corporate governance and adopt the above RESOLVED statement since our 2005 governance standards were not impeccable. For instance in 2005 it was reported:

- The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm rated our company:
  - "D" in Overall Board Effectiveness.
  - "D" in CEO Compensation.
  - "F" in Shareholder Responsiveness.
  - Overall Governance Risk Assessment = High

In 2004 our Chairman Mr. Swanson joined the Sprint Board (S) which had the same "D" rating as Raytheon.

Somewhat to our Board's credit it finally enacted annual election of each director, starting at the 2006 annual meeting, and terminated our poison pill – after ignoring repeated majority votes from shareholders on these topics. These previsions continue in effect.

Cumulative voting allows a significant group of shareholders to elect a director or directors of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions.

Cumulative Voting
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

CUV

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting.

CUV

ACTIVITY REPORT

TIME : 11/25/2005 19:23
NAME :
FAX : 03103717872
TEL :

DATE	TIME	FAX NO./NAME	DURATION	PAGE(S)	RESULT	COMMENT	
			30	01	OK	TX	ECM
			29	01	OK	TX	ECM
			29	01	OK	TX	ECM
			30	01	OK	TX	ECM
			32	01	OK	TX	
			01:10	02	OK	TX	
			41	01	OK	RX	
11/23	12:58	17815223001	01:27	03	OK	TX	ECM
~~11/23~~	~~13:00~~	~~17815226466~~	01:33	03	OK	TX	ECM
11/23	13:09	17815223001	01:26	03	OK	TX	ECM
11/23	13:11	17815226466	01:31	03	OK	TX	ECM
			01:37	03	OK	TX	ECM
			01:37	03	OK	TX	ECM
			01:35	03	OK	TX	ECM
			01:35	03	OK	TX	ECM
			01:42	03	OK	TX	
			01:35	03	OK	TX	ECM
			33	01	OK	TX	ECM
			33	01	OK	TX	ECM
			04:49	11	OK	TX	ECM
			04:10	02	OK	TX	ECM
			02:53	01	NG	TX	ECM
			58	02	OK	TX	ECM
			01:35	03	OK	TX	ECM
			01:57	03	OK	TX	ECM
			01:56	03	OK	TX	ECM
			01:24	03	OK	TX	ECM
			01:43	03	OK	TX	ECM
			01:36	03	OK	TX	ECM
			01:41	03	OK	TX	ECM

BUSY: BUSY/NO RESPONSE
NG : POOR LINE CONDITION
CV : COVERPAGE
CA : CALL BACK MSG
POL : POLLING
RET : RETRIEVAL

cuv

Raytheon

Jane E. Freedman
Senior Counsel
Raytheon Company
Office of the General Counsel
870 Winter Street
Waltham, MA 02451-1449 USA
Tel. 781.522.3036
Fax 781.522.6466
email: jane_freedman@raytheon.com

By Fax and Overnight Mail

February 21, 2006

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453

Dear Mr. Chevedden:

Re: Stockholder Proposal for Inclusion in
Raytheon's 2006 Proxy Materials

In accordance with the SEC's proxy rules, enclosed is a copy of the Company's response to your proposal regarding cumulative voting. The proposal, as submitted to the Company, and the enclosed response will appear in the Company's proxy statement for the 2006 Annual Meeting.

Very truly yours,



Jane E. Freedman

Enclosures

CUV

Raytheon

Jane E. Freedman
Senior Counsel
Raytheon Company
Office of the General Counsel
870 Winter Street
Waltham, MA 02451-1449 USA
Tel. 781.522.3036
Fax 781.522.6466
email: jane_freedman@raytheon.com

By FedEx

February 27, 2006

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453

Re: Stockholder Proposal Regarding Independent Chairman

Dear Mr. Chevedden:

I am writing in response to your e-mails dated Friday, February 24, 2006 regarding a stockholder proposal concerning a requirement to have an independent board chairman. Raytheon Company has no record of receipt of a stockholder proposal submitted by you in November 2005 regarding an independent board chairman. Raytheon Company does have a record of receipt of a proposal from you dated March 28, 2005 (received on March 29, 2005) regarding resubmitting winning proposals for adoption. Raytheon Company also has a record of receipt of a proposal from you dated September 20, 2005 (received September 21, 2005) and November 23, 2005 (received November 28, 2005) regarding cumulative voting. You advised the Company by e-mail on October 4, 2005 that the September 20, 2005 proposal should replace the March 28, 2005 proposal.

The deadline for submission of a stockholder proposal for inclusion in our 2006 proxy materials was November 24, 2005. Therefore, the Company is unable to include the proposal regarding an independent board chairman in its 2006 proxy materials. Please advise the Company if you wish to submit this proposal for inclusion in the Company's 2007 proxy materials.

Very truly yours,



Jane E. Freedman

Enclosures

cc: John W. Kapples, Vice President and Secretary

CUV/IRC

Ray T. Chevedden
5965 S. Citrus Ave.
Los Angeles, CA 90043

Mr. William Swanson
Chairman
Raytheon Company (RTN)
870 Winter Street
Waltham, MA 02451
PH: 781-522-3000
FX: 781-860-2172

Dear Mr. Swanson,

This Rule 14a-8 proposal is respectfully submitted for the 2006 annual shareholder meeting to support the long-term performance of our company. The Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company.

Sincerely,

Ray T. Chevedden — 11-18-05

Ray T. Chevedden — Date
Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401
Shareholder

cc: John W. Kapples, Corporate Secretary
FX: 781-522-3001
Jane Freeman
PH: 781-522-3036
FX: 781-522-6466
FX: 781-522-3332

IBC

[November 19, 2005]

3 – Independent Board Chairman

RESOLVED: Stockholders request that our Board of Directors change our governing documents (Charter or Bylaws if practicable) to require that the Chairman of our Board serve in that capacity only and have no management duties, titles, or responsibilities. This proposal gives our company an opportunity to cure our Chairman's loss of independence should it exist or occur once this proposal is adopted.

The primary purpose of our Chairman and Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. Separating the roles of Chairman and CEO can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submitted this proposal.

54% Yes-Vote

Twenty (20) shareholder proposals on this topic won an impressive 54% average yes-vote in 2005. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic.

The reason to support this proposal is highlighted by the fact that we had no Independent Chairman in 2005 and our Lead Director, Mr. Rudman had questionable qualifications. Deficiencies in Mr. Rudman's qualifications as our lead director include:

1) Mr. Rudman had a non-director link to our company – Independence concern.
2) Served on the Boston Scientific Board (BSX) rated "D" overall by The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm.
3) Served on the Collins & Aikman Board (CKCRQ.PK) also rated "D" overall by TCL.
4) Was age 75 – retirement age concern.
5) Had 12-years director tenure – Independence concern.

Additionally Mr. Rudman, with these questionable qualifications, exercised further power at our company as Chairman of our Executive Compensation Committee and was a member of our Nomination and Corporate Governance Committee.

On the other hand our company has shown that it can listen to shareholder requests for corporate governance improvements. For instance, Raytheon shareholders approved a management proposal at our company's 2005 annual meeting, effectively declassifying our board of directors. This change has been noted in an amendment to our company's Charter and is currently in effect. Declassifying our board began as a shareholder proposal.

Moreover

It is well to remember that at Enron, WorldCom, Tyco, and other legends of mis-management and/or corruption, the Chairman also served as CEO. If a CEO, who is also the Chairman, wants to cover up improprieties and directors disagree, with whom do they lodge complaints? The Chairman?

Independent Board Chairman
Yes on 3

IBC

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

IBC

ACTIVITY REPORT

TIME : 11/20/2005 10:18
NAME :
FAX : 03103717872
TEL :

DATE	TIME	FAX NO./NAME	DURATION	PAGE(S)	RESULT	COMMENT	
			29	01	OK	TX	ECM
			42	02	OK	RX	ECM
			29	01	OK	TX	ECM
			29	01	OK	TX	ECM
			01:36	03	OK	TX	
			15	00	NG	TX	
			22	01	OK	TX	ECM
			01:41	05	OK	RX	ECM
			01:37	03	OK	TX	ECM
			02:10	03	OK	RX	ECM
			46	02	OK	RX	ECM
			30	01	OK	TX	ECM
			29	01	OK	TX	ECM
			29	01	OK	TX	ECM
			29	01	OK	TX	ECM
			38	01	OK	TX	ECM
			29	01	OK	TX	ECM
			30	01	OK	TX	ECM
			29	01	OK	TX	ECM
			01:38	03	OK	TX	
			01:27	03	OK	TX	ECM
			01:25	03	OK	TX	ECM
			01:26	03	OK	TX	ECM
			01:25	03	OK	TX	ECM
11/19	10:00	17815223001	01:42	03	OK	TX	ECM
11/19	10:03	17815226466	01:11	02	OK	TX	ECM
11/19	10:05	17815226466	39	01	OK	TX	ECM
			27	01	OK	TX	ECM
			01:03	02	OK	TX	ECM
			01:03	02	OK	TX	ECM

BUSY: BUSY/NO RESPONSE
NG : POOR LINE CONDITION
CV : COVERPAGE
CA : CALL BACK MSG
POL : POLLING
RET : RETRIEVAL

IBC



3U TELECOM INC.
2654 W. Horizon Ridge Pkwy
Suite B5-143
Henderson, NV 89052

This bill is available online at www.3utelecom.com

Also online: know how much you owe before you get your bill!

For questions please call customer service 1-800-97-ASK-3U, Mon-Fri, 9 AM to 5 PM PST, or email info@3utelecom.com.

CALL DETAIL

Number dialed	Destination	Date	Time	Duration	Price
				:00:05	$0.003
				:02:42	$0.092
				:01:17	$0.062
				:01:15	$0.080
				:01:25	$0.068
				00:46	$0.037
				01:48	$0.086
				01:12	$0.058
				01:06	$0.037
				01:28	$0.050
				00:39	$0.031
				00:41	$0.033
				00:50	$0.040
				01:52	$0.090
				01:54	$0.091
				01:41	$0.081
				00:34	$0.019
				01:13	$0.041
				01:24	$0.048
				01:51	$0.089
				00:34	$0.027
				01:58	$0.094
				01:48	$0.086
				01:48	$0.086
				00:58	$0.046
				00:59	$0.047
				02:02	$0.098
				01:36	$0.077
				01:40	$0.080
				05:34	$0.267
				01:17	$0.062
				01:36	$0.054
				01:04	$0.051
				00:44	$0.035
				00:20	$0.016
				00:47	$0.038
				01:22	$0.066
				01:07	$0.054
				00:60	$0.034
				00:53	$0.030
				00:37	$0.021
				01:09	$0.055
				00:35	$0.020
				00:55	$0.031
				00:46	$0.037
				00:49	$0.039
				00:06	$0.005
				00:16	$0.013
				01:38	$0.078
				01:38	$0.078
				01:38	$0.078
				01:37	$0.078
				00:50	$0.040
				00:12	$0.010
				00:33	$0.026
				00:45	$0.036
				1:48	$0.086
				1:53	$0.090
				0:42	$0.034
				0:42	$0.034
				0:35	$0.028
				0:05	$0.004
				0:31	$0.025
				0:41	$0.033
				0:40	$0.032
				0:41	$0.033
				1:18	$0.062
				0:37	$0.021
				0:38	$0.022
				0:07	$0.006
				1:37	$0.078
				1:50	$0.088
				0:40	$0.032
				0:37	$0.030
				0:39	$0.031
				0:43	$0.034
				0:48	$0.038
				1:47	$0.086
				1:45	$0.084
				1:46	$0.085
				0:07	$0.006
				1:52	$0.090
				1:54	$0.091
				0:20	$0.016
				0:02	$0.002
				0:08	$0.005
				8:53	$0.954
				1:21	$0.065
				1:48	$0.080
				1:53	$0.084
				1:48	$0.061

— Call detail continued on next column —

Number dialed	Destination	Date	Time	Duration	Price
				0:01:48	$0.062
				0:01:45	$0.084
				0:01:56	$0.093
				0:10:55	$0.524
				0:00:17	$0.014
				0:01:22	$0.066
				0:01:22	$0.066
				0:01:58	$0.094
				0:01:56	$0.093
				0:01:42	$0.082
				0:01:06	$0.053
				0:01:09	$0.055
				0:01:47	$0.086
				0:04:56	$0.237
				0:00:30	$0.024
				0:01:46	$0.085
				0:00:37	$0.030
				0:00:29	$0.023
				0:00:34	$0.027
				0:01:10	$0.056
				0:05:20	$0.181
				0:00:38	$0.030
				0:00:37	$0.030
				0:00:15	$0.012
				0:00:38	$0.030
				0:00:35	$0.028
				0:00:35	$0.028
				0:02:35	$0.124
				0:02:25	$0.116
				0:00:40	$0.032
				01:56	$0.093
				02:62	$0.097
				01:24	$0.067
				01:36	$0.077
				01:52	$0.090
				02:29	$0.119
				00:41	$0.033
				00:38	$0.030
				00:35	$0.028
				00:36	$0.028
				00:40	$0.032
				00:37	$0.030
				00:44	$0.035
				00:41	$0.033
				00:42	$0.034
				00:41	$0.033
				00:38	$0.030
				01:48	$0.086
				00:28	$0.022
				00:32	$0.026
				00:06	$0.005
				04:30	$0.216
				00:18	$0.014
				04:18	$0.208
				02:31	$0.121
				01:48	$0.086
				00:37	$0.030
				00:42	$0.034
				00:37	$0.030
				00:42	$0.034
				00:45	$0.036
				00:41	$0.033
				00:42	$0.034
				00:42	$0.034
				00:33	$0.026
				01:47	$0.086
				01:31	$0.073
				01:36	$0.077
				01:32	$0.074
				01:35	$0.076
(781) 522 - 3001	Massachusetts	11/19/2005	10:02:30 AM	00:01:49	$0.087
(781) 522 - 6466	Massachusetts	11/19/2005	10:04:52 AM	00:01:23	$0.066
(781) 522 - 6466	Massachusetts	11/19/2005	10:07:15 AM	00:00:51	$0.041
				:01:03	$0.050
				:00:41	$0.023
				:01:09	$0.055
				:01:16	$0.062
				:00:39	$0.031
				:02:03	$0.070
				:01:21	$0.065
				:01:45	$0.084
				:01:54	$0.091
				:01:52	$0.090
				:01:53	$0.090
				:00:24	$0.019
				:01:49	$0.087
				:00:19	$0.015
				:00:22	$0.018
				:01:26	$0.049
				:02:06	$0.071
				:00:55	$0.044

IBC

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Wednesday, March 08, 2006 2:59 AM
To: CFLETTERS
Cc: Gregg M. Larson
Subject: #4 Re 3M Company (MMM) No-Action Request Nick Rossi

#4 Re 3M Company (MMM) No-Action Request Nick Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 7, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

3M Company (MMM)
#4 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Elect Each Director Annually
Shareholder: Nick Rossi

Ladies and Gentlemen:

After reviewing the company March 1, 2006 letter it is appropriate to repeat the point that at this late date the company no action request does not fully address this text of the proposal:
"Also to transition solely [to annual election of each director] through direct action of our board if this is practicable."

The proposal reiterates this point with the text:
"Southwest Airlines began transition to annual election of each director solely

through direct action by the Southwest Airlines board in 2005."

Additionally Boeing, also a Delaware corporation, just released its 2006 preliminary definitive proxy which has each director standing for election to a one-year term reflecting the change from 2005 definitive proxy of a complete staggered board. And there has been no Boeing company proposal in at least the last decade asking shareholders to approve annual election of each director.

It is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi
Gregg M. Larson <gmlarson@mmm.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 20, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: 3M Company
Incoming letter dated February 27, 2006

The proposal requests that the board take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director.

There appears to be some basis for your view that 3M may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that 3M must receive shareholder approval in order to provide for the annual election of directors and that shareholders will be provided the opportunity to give that approval at 3M's 2006 annual meeting. Accordingly, we will not recommend enforcement action to the Commission if 3M omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We note that 3M did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,



Ted Yu
Special Counsel